

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Peter Brogaard Hansen
Chief Financial Officer
Cadeler A/S
Arne Jacobsens Alle 7, 7th floor
DK-2300 Copenhagen S, Denmark

> **Re:** **Cadeler A/S**
> **Registration Statement on Form F-4**
> **Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.20, and 10.21**
> **Filed October 19, 2023**
> **File No. 333-275092**

Dear Peter Brogaard Hansen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation